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	June 17, 2014	SÃO PAULO
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VIA EDGAR

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-6010

Attention:	Jeffrey P. Riedler
Johnny Gharib

Re:	Endurance Specialty Holdings Ltd.

Registration Statement on Form S-4

Filed June 9, 2014

File No. 333-196596

Dear Messrs. Riedler and Gharib:

On behalf of Endurance Specialty Holdings Ltd. (the “Company” or “Endurance”), we hereby submit responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Registration Statement on Form S-4 (the “Registration Statement”) referenced above as set forth in your letter dated June 16, 2014 (the “Comment Letter”).

The numbered paragraphs of this letter correspond to the paragraph numbers contained in the Comment Letter, and to facilitate your review, we have reproduced the text of the Staff’s comments in italics below and immediately following each comment is the Company’s response. Capitalized terms used but not defined herein have the meanings given to them in the Registration Statement. Please note that the Company intends to file Amendment No. 1 to the Registration Statement after receipt of comments, if any, in connection with the Office of Mergers and Acquisitions’ review of the Registration Statement.

Messrs. Riedler and Gharib

June 17, 2014

1.	Please be advised that we will not be in a position to declare your registration statement effective until all outstanding comments, if any, in connection with the Office of Mergers and Acquisitions’ review of your registration statement, Schedule TO and related proxy materials have been cleared.

Response:

Endurance acknowledges the Staff’s comment and confirms its understanding that the Staff will not be in a position to declare the Registration Statement effective until all applicable outstanding comments, if any, of the Office of Mergers and Acquisitions have been cleared.

2.	We note that you have incorporated by reference Aspen Insurance Holdings Limited’s consolidated financial statements which are set forth in their Form 10-K for the year ended December 31, 2013. We also note that you have requested consent from Aspen Insurance Holdings Limited’s independent auditors to incorporate by reference their opinion but, as of the date of this registration statement, have not received such consent. Once you receive the consent from Aspen Holdings Limited’s independent auditors, please file the consent as an exhibit to the registration statement. Alternatively, if you are not able to obtain the consent of Aspen Holdings Limited’s independent auditors, please note the provisions of Rule 437 of the Securities Act of 1933 whereby you may be eligible to obtain a waiver of the auditor’s consent. We will not be in a position to declare your registration statement effective until you obtain either the auditor’s consent or we grant you the waiver described in Rule 437.

Response:

The Company advises the Staff that in accordance with Rule 409, Rule 436 and Rule 439, Endurance delivered to Aspen on June 9, 2014 and June 13, 2014 letters requesting Aspen deliver to Endurance, among other things, the consent of their independent auditors to incorporate by reference their audit reports included in Aspen’s annual report for the year ended December 31, 2013. To date, Endurance has not received a response from Aspen or its auditors. Endurance respectfully submits that it has been acting in good faith to obtain the required consent of Aspen’s auditors and advises the Staff that, on the date hereof, in light of the lack of response from Aspen and its auditors, Endurance submitted, via EDGAR and courier, to the Office of the

Messrs. Riedler and Gharib

June 17, 2014

Chief Accountant of the Division of Corporation Finance a written request seeking a waiver of such consent, along with the required affidavit, in accordance with Rule 437. A copy of this letter is attached supplementally for your convenience.

Please do not hesitate to contact me at (212) 735-3714 or my partner Richard Grossman at (212) 735-2116 should you require further information or have any questions.

Very truly yours,

/s/ Todd E. Freed

Todd E. Freed

cc:	John Del Col, Esq. (Endurance Specialty Holdings Ltd.)

Richard Grossman, Esq. (Skadden, Arps, Slate, Meagher & Flom LLP)

June 17, 2014

VIA EDGAR AND COURIER

Office of the Chief Accountant

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-6010

RE:	Endurance Specialty Holdings Ltd.
File No. 333-196596
Form S-4, filed June 9, 2014

Ladies and Gentlemen:

Pursuant to the provisions of Rule 437 (“Rule 437”) promulgated under the Securities Act of 1933 (the “Securities Act”), Endurance Specialty Holdings Ltd., a Bermuda exempted company (“Endurance”), is making an application to dispense with the written consent of KPMG Audit Plc (“KPMG”), the independent auditors of Aspen Insurance Holdings Limited, a Bermuda exempted company (“Aspen”), to the incorporation by reference in Endurance’s Registration Statement on Form S-4 (Registration No. 333-196596) (the “Registration Statement”) of KPMG’s consent: (i) to the incorporation by reference in the Registration Statement of KPMG’s report covering the consolidated balance sheets of Aspen as of December 31, 2013 and 2012, and the related consolidated statements of operation and comprehensive income, shareholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2013, and all related financial statement schedules; (ii) to the incorporation by reference in the Registration Statement of KPMG’s report relating to the effectiveness of Aspen’s internal control over financial reporting as of December 31, 2013; and (iii) o the inclusion of a reference to KPMG under the heading “Experts” in the prospectus forming a part of the Registration Statement, pursuant to Section 7 of the Securities Act.

In support of this application, attached to this letter is an affidavit signed by Michael J. McGuire, Chief Financial Officer of Endurance, attesting to Endurance’s requests to obtain from Aspen the consent of KPMG required to be included in the Registration Statement.

Endurance filed the Registration Statement in connection with its unsolicited exchange offer for all of the outstanding ordinary shares, par value $0.15144558¢ per share, of Aspen.

Although the Registration Statement incorporates certain of Aspen’s historical financial statements pursuant to the requirements of Form S-4, Endurance has been unable to obtain the consent of KPMG. Endurance has made repeated requests to Aspen for its assistance in obtaining this consent and has received no response from Aspen. Copies of these written requests are included as exhibits to the affidavit of Michael J. McGuire. Given Aspen’s refusal to even acknowledge its receipt of these requests, Endurance is confident that any further requests will be met with the same result.

In light of Aspen’s failure to respond to Endurance’s written requests to Aspen to obtain these consents, and of the likely futility of waiting for a response to such requests, Endurance submits that obtaining the requisite consents of KPMG is impracticable and hereby asks that this application to dispense in accordance with Rule 437 be granted immediately.

Endurance acknowledges that it is aware of its responsibilities under the Securities Act and the Securities Exchange Act of 1934, as amended, as they relate to the issuance of the securities specified in the Registration Statement.

Very truly yours,

ENDURANCE SPECIALTY HOLDINGS LTD.

By:	/s/ Michael J. McGuire
Name:	Michael J. McGuire
Title:	Chief Financial Officer

AFFIDAVIT OF MICHAEL J. MCGUIRE

I, MICHAEL J. MCGUIRE, of Wellesley House, 90 Pitts Bay Road, Pembroke, HM 08 MAKE OATH and SAY as follows:

1.	I am Chief Financial Officer of Endurance Specialty Holdings Ltd., a Bermuda exempted company (“Endurance”). I submit this Affidavit in connection with Endurance’s application pursuant to the provisions of Rule 437 promulgated under the Securities Act of 1933 (the “Securities Act”).

2.	On each of June 9, 2014 and June 13, 2014, I sent a letter addressed to John Worth, Chief Financial Officer of Aspen Insurance Holdings Limited (“Aspen”), requesting that Aspen deliver to Endurance, among other things:

(a)	a properly executed consent of KPMG LLP (“KPMG”) to the incorporation by reference in Endurance’s Registration Statement on Form S-4, and any amendment thereto (the “Registration Statement”) of KPMG’s report covering the consolidated balance sheets of Aspen as of December 31, 2013 and 2012, and the related consolidated statements of operation and comprehensive income, shareholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2013, and all related financial statement schedules (the “Aspen Financial Statements”);

(b)	a properly executed consent of KPMG to the incorporation by reference in the Registration Statement of KPMG’s report relating to the effectiveness of Aspen’s internal control over financial reporting as of December 31, 2013; and

(c)	a properly executed consent of KPMG to the inclusion of a reference to KPMG under the heading “Experts” in the prospectus forming a part of the Registration Statement.

3.	To the best of my knowledge, as of the date of this Affidavit, Endurance has not received a response from Aspen to either the June 9, 2014 or June 13, 2014 letters, which are attached as Exhibits A and B to this Affidavit.

SWORN by the said	)
MICHAEL J. MCGUIRE	)
In the City of Hamilton	)
In the islands of Bermuda	)
On the 17th day of June 2014)		/s/ Michael J. McGuire

Before me:

/s/ Nathaniel A. Turner	[NOTARIAL SEAL]
Nathaniel A. Turner (Notary Public)

NATHANIEL A. TURNER

Notary Public

ASW Law Limited

Hamilton, Bermuda

Date: 17 June 2014

Exhibit A

June 9, 2014

VIA FACSIMILE AND BY HAND

Aspen Insurance Holdings Limited

141 Front Street

Hamilton HM 19, Bermuda

Attention:     John Worth, Chief Financial Officer

Re:	Request for Information and Auditor’s Consent

Dear Mr. Worth:

Pursuant to Rule 409 promulgated under the Securities Act of 1933 (the “Securities Act”), and Rule 12b-21 promulgated under the Securities Exchange Act of 1934, as amended, Endurance Specialty Holdings Ltd. (“Endurance”) hereby requests that Aspen Insurance Holdings Limited (“Aspen”) provide Endurance with, and make available to Endurance, information relating to Aspen and its subsidiaries not known or not reasonably available to Endurance and required for purposes of the Registration Statement on Form S-4 (and any amendment thereto) to be filed today by Endurance in connection with its proposed acquisition of Aspen (the “Registration Statement”).

Additionally, Endurance requests that Aspen deliver to Endurance:

(i)	a properly executed consent of KPMG Audit Plc (“KPMG”) to the incorporation by reference in the Registration Statement of KPMG’s report covering the consolidated balance sheets of Aspen as of December 31, 2013 and 2012, and the related consolidated statements of operation and comprehensive income, shareholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2013, and all related financial statement schedules (the “Aspen Financial Statements”);

(ii)	a properly executed consent of KPMG to the incorporation by reference in the Registration Statement of KPMG’s report relating to the effectiveness of Aspen’s internal control over financial reporting as of December 31, 2013; and

(iii)	a properly executed consent of KPMG to the inclusion of a reference to KPMG under the heading “Experts” in the prospectus forming a part of the Registration Statement;

in each case, so that such consent may be filed with the Securities and Exchange Commission (the “Commission”) in accordance with Rules 436 and 439 promulgated under the Securities Act.

Additionally, Endurance requests that Aspen provide Endurance with all information Aspen possesses relating to Aspen and its subsidiaries which Aspen believes should be disclosed in the Registration Statement, including all information required pursuant to (i) Items 15 and 11 of Form S-4 and (ii) Rule 11-02 of Regulation S-X promulgated under the Securities Act.

Any comments or questions should be addressed to counsel to Endurance:

Todd E. Freed, Esq.

Richard J. Grossman, Esq.

Skadden, Arps, Slate, Meagher & Flom LLP

Four Times Square

New York, New York 10036

Telephone: (212) 735-3000

Fax: (212) 735-2000

Please acknowledge the receipt of this letter by returning the cover sheet attached to this letter via facsimile to me at (441) 278-0493 and to Todd Freed and Richard Grossman at the fax number listed above.

Thank you for your prompt attention to this matter. We continue to look forward to your cooperation.

Very truly yours,

ENDURANCE SPECIALTY HOLDINGS LTD.

By:	/s/ Michael J. McGuire
Name:	Michael J. McGuire
Title:	Chief Financial Officer

cc:	Richard J. Grossman (Skadden, Arps, Slate, Meagher & Flom LLP)

Todd E. Freed (Skadden, Arps, Slate, Meagher & Flom LLP)

Exhibit B

June 13, 2014

VIA FACSIMILE AND BY HAND

Aspen Insurance Holdings Limited

141 Front Street

Hamilton HM 19, Bermuda

Attention:     John Worth, Chief Financial Officer

Re:	Second Request for Information and Auditor’s Consent

Dear Mr. Worth:

Pursuant to Rule 409 promulgated under the Securities Act of 1933 (the “Securities Act”), and Rule 12b-21 promulgated under the Securities Exchange Act of 1934, as amended, Endurance Specialty Holdings Ltd. (“Endurance”) hereby requests that Aspen Insurance Holdings Limited (“Aspen”) provide Endurance with, and make available to Endurance, information relating to Aspen and its subsidiaries not known or not reasonably available to Endurance and required for purposes of the Registration Statement on Form S-4 (and any amendment thereto) filed by Endurance in connection with its proposed acquisition of Aspen (the “Registration Statement”).

Additionally, Endurance requests that Aspen deliver to Endurance:

(iv)	a properly executed consent of KPMG Audit Plc (“KPMG”) to the incorporation by reference in the Registration Statement of KPMG’s report covering the consolidated balance sheets of Aspen as of December 31, 2013 and 2012, and the related consolidated statements of operation and comprehensive income, shareholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2013, and all related financial statement schedules (the “Aspen Financial Statements”);

(v)	a properly executed consent of KPMG to the incorporation by reference in the Registration Statement of KPMG’s report relating to the effectiveness of Aspen’s internal control over financial reporting as of December 31, 2013; and

(vi)	a properly executed consent of KPMG to the inclusion of a reference to KPMG under the heading “Experts” in the prospectus forming a part of the Registration Statement;

in each case, so that such consent may be filed with the Securities and Exchange Commission (the “Commission”) in accordance with Rules 436 and 439 promulgated under the Securities Act.

Additionally, Endurance requests that Aspen provide Endurance with all information Aspen possesses relating to Aspen and its subsidiaries which Aspen believes should be disclosed in the Registration Statement, including all information required pursuant to (i) Items 15 and 11 of Form S-4 and (ii) Rule 11-02 of Regulation S-X promulgated under the Securities Act.

Please note that this letter represents Endurance’s second request for the information and auditor consents described herein. Because we have not received any response to our prior letter dated June 9, 2014, we intend to request dispensation from the Commission pursuant to Rule 437 under the Securities Act to omit the consent of KPMG from the Registration Statement.

Any comments or questions should be addressed to counsel to Endurance:

Todd E. Freed, Esq.

Richard J. Grossman, Esq.

Skadden, Arps, Slate, Meagher & Flom LLP

Four Times Square

New York, New York 10036

Telephone: (212) 735-3000

Fax: (212) 735-2000

Please acknowledge the receipt of this letter by returning the cover sheet attached to this letter via facsimile to me at (441) 278-0493 and to Todd Freed and Richard Grossman at the fax number listed above.

Thank you for your prompt attention to this matter. We continue to look forward to your cooperation.

Very truly yours,

ENDURANCE SPECIALTY HOLDINGS LTD.

By:	/s/ Michael J. McGuire
Name:	Michael J. McGuire
Title:	Chief Financial Officer

cc:	Richard J. Grossman (Skadden, Arps, Slate, Meagher & Flom LLP)

Todd E. Freed (Skadden, Arps, Slate, Meagher & Flom LLP)